UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bohai Pharmaceuticals Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

097316 103

(CUSIP Number)

Cawston Enterprises, Limited
Suite 1202, Unit 5, Block 6, Shimaoaolin
No.1, Qinglin Road, Chaoyang District
Beijing 100107, China

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 5, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 097316 103

1.		Name of Reporting Persons Cawston Enterprises, Limited

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization British Virgin Island

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 812,500 (1)

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 812,500

	8.	Shared Dispositive Power N/A

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 812,500

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 5%

12.		Type of Reporting Person CO

*SEE INSTRUCTION BEFORE FILLING OUT

(1) Cawston Enterprises Ltd. (“Cawston”) acted as PRC financial advisor to Bohai Pharmaceuticals Group, Inc (“Bohai”). in connection with the share exchange and concurrent private placement transaction closed on January 5, 2010, for which Cawston received shares of  common stock of Bohai as compensation.

SCHEDULE 13G

This Schedule 13G is filed on behalf of relating to the acquisition of 812,500 shares of common stock, par value $0.001 per share (the "Shares"), of Bohai Pharmaceuticals Group, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is No. 9 Daxin Road, Zhifu District Yantai, Shandong Province, China 264000.

Item 1.	(a)	Name of Issuer.

Bohai Pharmaceutical Goup, Inc.

	(b)	Address of Issuer’s Principal Executive Offices.
No. 9 Daxin Road, Zhifu District Yantai, Shandong Province, China 264000.

Item 2.	(a)	Name of Person Filing.
Cawston Enterprises Ltd.

	(b)	Address of Principal Business Office.
Suite 1202, Unit 5, Block 6, Shimaoaolin No.1, Qinglin Road, Chaoyang District Beijing 100107, China

	(c)	Citizenship.

P.R.China

	(d)	Title Class of Securities.

Common Stock, $0.001 par value per share

	(e)	CUSIP Number.
CUSIP 097316 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

(a) Amount Beneficially Owned

812,500 shares

(b) Percent of Class

5%

(c) Number of Shares as to which the person has

(i) Sole power to vote or direct the vote
812,500
(ii) Shared power to vote or to direct the vote
N/A
(iii) Sole power to dispose or direct the disposition of
812,500
(iv) Shared power to dispose or direct the disposition of
N/A

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 18, 2010

Cawston Enterprises, Limited
By:	/s/ Joshua Tan
Name:	Joshua Tan
Title:	Executive Director